Exhibit 99.1

VivoPower International PLC Recognized with Real Leaders Top Impact Companies Award

LONDON, January 13, 2021

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is proud to announce that the Company has been ranked number 47 on the “Top Impact Companies” list of 2021 by Real Leaders, the world’s first and leading business and sustainable leadership magazine.

The Company was named as one of 150 Real Leaders Impact Award winners from around the world, along with a group of other game-changing companies including Tesla, Beyond Meat, and Patagonia. Arowana, the ultimate holding company of VivoPower’s parent company and largest shareholder, also received an award for the second straight year.

A certified B Corporation since 2018, VivoPower was awarded this honor based on the Company’s “Force for Good” score on the B Impact Assessment.

Executive Chairman and CEO of VivoPower, Kevin Chin, commented, “VivoPower is honored to accept its first Real Leaders Impact Award. The Company’s core purpose is to generate sustainable energy solutions to help both our customers and our planet. This aligns with the Real Leaders mission to find profitable solutions to the problems that 7.5 billion people have created on a small planet that also benefit humankind.”

“These top impact companies prove that businesses can thrive by being a force for good,” said Mark Van Ness, Founder of Real Leaders. “They are the Real Leaders of the New Economy.”

A special ceremony will be held on January 27, 2021, to honor the winners and will feature key impact speakers, including Chairman of Beyond Meat Seth Goldman, and a musical performance from Michael Franti, world-renowned musician and activist.

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

About Real Leaders

Real Leaders is the world’s first business and sustainable leadership magazine and serves a community of visionaries, collaborating to regenerate our world. Its mission is to inspire better leaders for a better world. Real Leaders is a Certified B-Corp and signatory in the United Nations Global Compact (an advocate for achieving the global goals for sustainable development).

Real Leaders positions leaders to thrive in the new economy and to inspire the future.

Visit www.real-leaders.com or contact Julie@Real-Leaders.com for more information.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the purchase and timing of any future share purchases during open trading windows. Any purchases made by VivoPower’s directors or officers will be subject to compliance with applicable laws, and there is no guarantee that purchases will be made. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com